SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2004

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F     X          Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

VEOLIA ENVIRONNEMENT

Limited Company with a Board of Directors with a share capital of 2,025,352,575 €
Registered office: 36/38, avenue Kléber – 75116 PARIS
403 210 032 RCS PARIS

Correction to the Notice of meeting constituting Notice of Convocation that originally appeared in the Bulletin des Annonces Légales Obligatoires BALO— (Obligatory Legal Announcements Gazette) on 9th April 2004. Correction published in the BALO on 7th May 2004.

The purpose of the correction was to correct the material transcription error in the text of the 12th resolution, which originally provided that the Board of Directors could issue options to subscribe for or purchase shares of the company to employees at a legally specified discount rate. This provision has been deleted under the terms of the corrected resolution.

Accordingly, the text of the twelfth resolution now reads as follows:

Twelfth resolution – Authorization for the Board of Directors to grant options to subscribe for or purchase shares

The General Meeting, acting in accordance with the quorum and majority criteria required for extraordinary general meetings, and having taken note of the report of the Board of Directors and the Auditors’ Special report in accordance with law:

1.  Authorizes the board of Directors, pursuant to the provisions of Articles L. 225-177 to L. 225-185 of the Code de commerce, to grant, on one or more occasions, for the benefit of personnel which it selects among employees and possibly directors or officers of the Company and of companies or groups related to the Company under the provisions specified in Article L. 225-180 of said Code, options entitling the holder to the subscription of new shares in the Company to be issued in connection with an increase in its share capital, as well as entitling the holder to purchase treasury shares of the Company resulting from share repurchases by the Company under conditions set by law;

2.  Decides that the options to subscribe for or purchase shares granted by this authorization may not give rights to a total number of shares that exceeds 1.5 % of the Company’s share capital on the day of the decision of the Board of Directors;

3.  Decides that the price to be paid upon exercise of an option to subscribe for or purchase shares will be set by the Board of Directors on the day the options are granted and that (i) in the case of the granting of options to subscribe, this price may not be less than the average of the opening prices of the Company’s share on the Premier marché of Euronext Paris during the twenty trading sessions preceding the day on which the subscription options are granted and (ii) in the case of the granting of options to purchase, this price may not be less than the value indicated in (i) above, nor less than the average purchase price of the Company’s treasury shares pursuant to Articles L. 225-208 and L. 225-209 of the Code du commerce. If the company completes a transaction addressed by Article L. 225-181 of the Code de commerce, the Board of Directors will proceed, in accordance with regulatory provisions then in effect, to adjust the number and price of shares that may be acquired through the exercise of options already granted to beneficiaries in order to take into account such transaction’s occurrence;

4.  Acknowledges that this authorization carries, for the benefit of holders of subscription options, an express renunciation of their preferential subscription right of shares that will be issued as the subscription options are exercised. The share capital increase resulting from the exercise of the subscription options will be definitively completed only through declaration of the exercise of the option accompanied by a subscription form and payment, which may be made either in cash or by offset of receivables due from the Company;

5.  Consequently, the General Meeting grants the Board of Directors all powers necessary to implement this authorization and, in particular, in order to:

—	draw up the list of option beneficiaries and the number of options allocated to each of them ;
—	set the terms and conditions of the options, and in particular:
—	the term of validity of the options, it being understood that the options must be exercised within a period not exceeding 8 years;
—	the date or dates or periods of exercise of the options, it being understood that the Board of Directors may (a) advance the dates or periods of exercise of the options, (b) maintain the exercisable nature of the options or (c) modify the dates or periods during which the shares acquired through exercise of options may not be sold or converted into bearer form;
—	possible provisions prohibiting the immediate resale of all or part of the shares, provided that the period imposed for keeping the securities does not exceed three years after the option is exercised;
—	if necessary, limit, suspend, restrict or prohibit the exercise of options or the sale or conversion into bearer form of shares acquired through exercise of the options, for certain periods or dating from certain events, which decision may relate to all or part of the options or shares or all or part of the beneficiaries;
—	set the date, including a retroactive one, on which the new shares resulting from the exercise of the subscription options shall confer rights;

6.  Decides that the Board of Directors will also have all powers, with the option to sub-delegate to its Chairman as permitted by law, to acknowledge the completion of share capital increases up to the amount of shares that will actually be subscribed for by exercise of the subscription options, to modify the articles of association accordingly, and upon its sole decision, if it deems it appropriate, to allocate the costs of capital increases to the amount of premiums related thereto and withdraw from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase, and carry out formalities required for the listing of the securities so issued, all declarations for all bodies and do whatever is otherwise necessary.

7.  Decides that this authorization replaces any prior authorization granted to the Board of Directors to grant options for subscription for or purchase of shares, effective from this day and for the value of any unused portion of any prior delegation. It is granted for a period of twenty six months from this day.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 14, 2004

VEOLIA ENVIRONNEMENT
By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Senior executive Vice President and Chief Financial Officer